

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 1, 2016

Via E-mail
Ms. Anne D. McCallion
Chief Financial Officer
PennyMac Mortgage Investment Trust
6101 Condor Drive
Moorpark, CA 93021

Re: **PennyMac Mortgage Investment Trust**
        Form 10-K for the year ended December 31, 2015
        Filed on February 29, 2016
        File No. 001-34416

Dear Ms. McCallion:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Daniel L. Gordon

                            Daniel L. Gordon
                            Senior Assistant Chief Accountant
                            Office of Real Estate and
                            Commodities